July 29, 2010

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 286

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended, and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Trust”) is Post-Effective Amendment No. 286 to the Trust’s currently effective Registration Statement on Form N-1A relating to the Payson Total Return Fund (“Fund”).  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The purposes of this filing are to: (1) respond to comments regarding Post-Effective Amendment No. 281 provided by the Staff of the Securities and Exchange Commission; (2) include the Fund’s financial statements for the fiscal year ended March 31, 2010, in the Trust’s Registration Statement; and (3) update and make other non-material changes to the Fund’s prospectus and statement of additional information.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine J. Rosenberger

Francine J. Rosenberger
Attachments
cc:  Lina Bhatnagar
Atlantic Fund Administration